United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Celestica Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number)

Onex Corporation

161 Bay Street, Suite 4900

Toronto, Ontario M5J 2S1 Canada

Attention: Andrea Daly

(416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

JOEL I. GREENBERG, ESQ.

SARA ADLER, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019-9710

(212) 836-8000

August 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 15101Q108

1	NAME OF REPORTING PERSON Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 0 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 0 Subordinate Voting Share.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the Subordinate Voting Shares (the “SVS”) of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Mr. Gerald W. Schwartz (“Mr. Schwartz” or the “Reporting Person”), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person on July 7, 1998 (the “Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 to the Schedule 13D filed with the SEC on March 8, 2000, July 6, 2000, October 16, 2000, March 1, 2005, July 21, 2015, August 1, 2019, March 14, 2023, and June 8, 2023, respectively. Capitalized terms used but undefined in this Amendment No. 9 shall have the meanings ascribed to them in the Schedule 13D, as amended.

This Amendment No. 9 amends the Schedule 13D (as previously amended), as set forth herein.

Item 4. Purpose of the Transaction

Item 4 is hereby amended as follows:

The following is added immediately prior to the last paragraph of Item 4:

On August 1, 2023, the Issuer and Onex Corporation (“Onex”) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc. and Merrill Lynch Canada Inc. (the “Underwriters”), relating to an underwritten secondary public offering by Onex of 6,757,198 SVS at a price to Onex of $20.52 per SVS (the “Secondary Offering”). The Secondary Offering closed on August 4, 2023. The SVS sold by Onex consisted of (a) 6,698,742 SVS issued prior to the completion of the Secondary Offering pursuant to the conversion of an equal amount of the Issuer’s multiple voting shares (“MVS”), including the conversion of MVS that were acquired by Onex from OMI Partnership Holdings Ltd., a wholly-owned subsidiary of Onex, immediately prior to such closing, and after the transfer of beneficial ownership of 109,881 SVS to or for the benefit of a former executive of Onex immediately prior to such closing and immediately following the conversion of an equal number of MVS; and (b) 58,456 SVS acquired by Onex from its affiliates and associates immediately prior to the completion of the Secondary Offering at a price per share equal to the net price received by Onex in the Secondary Offering after applicable expenses, including 44,923 SVS held by a personal holding company of Mr. Schwartz and acquired by Onex pursuant to a share transfer agreement (the “STA”). Onex received total proceeds from the Secondary Offering of $138,657,702.96 before deducting offering expenses.

The Secondary Offering was made in the United States pursuant to an automatic shelf registration statement filed by the Issuer on Form F-3ASR with the Securities and Exchange Commission on July 27, 2023, as supplemented by a preliminary prospectus supplement filed on August 1, 2023, and a final prospectus supplement filed on August 3, 2023 (the “Prospectus Supplement”), and concurrently in Canada pursuant to a preliminary prospectus supplement filed on August 1, 2023 to a short form base shelf prospectus for the Province of Québec and an amended and restated short form base shelf prospectus for all other provinces and territories of Canada, and a final prospectus supplement filed on August 3, 2023. The Underwriting Agreement contains customary representations, warranties and covenants, customary conditions to closing, indemnification obligations of the Issuer, Onex and the Underwriters, including for liabilities under the U.S. Securities Act of 1933, as amended, and other obligations of the parties. The preceding description of the Underwriting Agreement is only a summary and is qualified by reference to such document. See Item 7.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) and (b). As a result of the Secondary Offering described in Item 4 above, neither Mr. Schwartz nor Onex is the beneficial owner of any SVS.

(c) Except for the sale to Onex by a personal holding company owned by Mr. Schwartz of 44,923 SVS on July 3, 2023 under the STA as described in Item 4 above, Mr. Schwartz has not effected any transaction in SVS since the filing of Amendment No. 8 to the Schedule 13D.

(d) N/A

(e) As of August 4, 2023, Mr. Schwartz ceased to be the beneficial owner of more than 5% of the SVS.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the disclosure set forth in Item 4 of this Amendment No. 9 regarding the Underwriting Agreement and the STA.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Underwriting Agreement, dated August 1, 2023, by and among the Issuer, Onex Corporation, BofA Securities, Inc. and Merrill Lynch Canada Inc.

99.2	Share Transfer Agreement between American Farm Investment Corporation and Onex Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2023
/s/ Gerald W. Schwartz, by Andrea E. Daly
Gerald W. Schwartz, by Andrea E. Daly, attorney-in-fact pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017

Exhibit No.	Description

99.1	Underwriting Agreement, dated August 1, 2023, by and among the Issuer, Onex Corporation, BofA Securities, Inc. and Merrill Lynch Canada Inc.

99.2	Share Transfer Agreement between American Farm Investment Corporation and Onex Corporation.